ZOOM TECHNOLOGIES, INC.
207 SOUTH STREET
BOSTON, MA. 02111

December 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention:	Larry Spirgel, Assistant Director
Joseph Kempf, Senior Staff Accountant

RE:	Zoom Technologies, Inc. (The “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 0-19672

Dear Mr. Spirgel:

This letter is in response to your letter dated November 20, 2007 regarding the above referenced reports. Each of our responses shown in italics is preceded by the text of the comment from your letter.

“Form 10-K Financial Statements
(2) Summary of Significant Accounting Policies
(d) Inventories”

“1. Reconcile for us your disclosure in the sixth paragraph of page 46 that your inventories are stated at cost determined on a FIFO basis to the statement in the fourth paragraph of page 20 indicating that your inventories are carried at standard cost. Describe how you determine standard cost and FIFO cost and quantify the differences at each balance sheet date.”

Zoom Response:

We made a typographical error in our accounting policy note on page 20 which stated “Inventories are stated at cost, determined using the first-in, first-out method, or market.” It should have said “Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.” Consistent with prior years, our accounting policy is to state inventories at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. Cost was lower than market as of December 31, 2006. As such, no market write-downs were required. We will correct the accounting policy disclosure with our next filing.

We use a standard cost system. We revise our standards periodically to reflect normal current costs for items purchased or produced. As of the period end we analyze cost variances to determine whether any such variances should be capitalized to effectively convert standard cost to actual normal cost determined using FIFO. As of December 31, 2006 the standard cost for inventory quantities on hand was equal to FIFO cost because we expensed the cost variances. Our disclosures in MD&A would be clearer with consistent language. In future filings we plan to change the language by eliminating the potentially confusing reference to standard cost in the Critical Accounting Policies and Estimates section of the MD&A and replace it with “Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.”

”2. Further we note that gross profit does not cover selling expense for the year ended December 31, 2006 and for the three months ended June 30, 2007. Please refer to the fifth paragraph of page 11 of your June 30, 2007 Form 10-Q and explain to us how you determine lower of cost or market value for your inventory at each balance sheet date. Explain what you mean by the terms “if completed” cost and “selling price” used in the fifth paragraph of that page 11. Tell us how you determine that this “selling price” is realistic and reflects the economic conditions at the balance sheet dates. Tell us how you determine net realizable value and replacement cost in accordance with paragraphs 8 and 9 of Chapter 4 of ARB43 and reconcile these amounts to your reported values for each inventory class at these two balance sheet dates.”

Zoom response:

Your observation is accurate. Our total gross profit does not cover our total selling expense for the periods mentioned. The reported gross profit does not cover the selling expense for those periods because production and sales volumes were weak. As a result there were cost inefficiencies related to the recovery of fixed production costs. Such costs are period charges to our cost of sales and are not carried in our inventory. Period charges to cost of sales not carried in our inventory include underutilized manufacturing costs, write-downs for obsolete inventories, revaluation adjustments to reflect lower normal costs compared to actual costs, and scrap and rework expense. Excluding these period charges to our cost of sales our gross profit substantially covered our selling expense in both 2006 and 2007 through the third quarter of 2007. In an effort to reduce underutilized manufacturing facilities we moved our manufacturing operation to Mexico in 2006. While manufacturing costs were reduced we also experienced reduced sales and production activity and we continue to experience underutilized manufacturing.

Lower of cost or market is the comparison of the inventory value to the “Market” value where “Market” is defined as the “current replacement cost.” We generally do not have any “current replacement costs” that are lower than our inventory values because each quarter we revalue much of the material content of our inventory to our most current material pricing. Material is upwards to 90% of our inventory value. As such, our standard cost and FIFO cost are substantially the same. The revaluation adjustment is included in cost of sales and is not carried in inventory.

We also check to see if our “current replacement cost” will be recovered with a normal profit or more when sold. To run this test our first step is to look at our gross margin percentages by product family which are calculated by dividing our net selling prices by product family into the difference between our net selling prices by product family and the “current” standard costs by product family. Since the standard cost values are adjusted frequently to current cost the calculated values approximately mirror the latest revalued inventory carrying values at the balance sheet date. This calculation is used to highlight any product families or products where our margin is sufficiently low to warrant further investigation. In 2006 and 2007 we did not have any products or product families that were in our inventory where this calculation yielded a very low margin percentage.

We believe the selling prices we calculate for this purpose are realistic because they reflect the actual dollar amounts billed per unit by customer in the current period. These prices are then adjusted by the current period discounts and other revenue reductions which are also tracked by customer. The term “if completed” in the fifth paragraph of page 11 of Zoom’s June 30, 2007 Form 10-Q refers to the analytic calculation which we would use, if needed, to compute a lower of cost or market adjustment to our inventory value. For example if we had inventory at various stages of completion we would need to project the “if completed” value per unit which would include the “reasonably predictable costs of completion” of any unfinished inventory.

September 30, 2007 Form 10-Q

“3. Addressing the relevant accounting literature tell us how you concluded that you do not exercise significant influence in Unity Business Network LLC. In this regard, we note that through your CEO you have a 20% representation in the board of directors of Unity.

Zoom response:

Our investment in Unity Business Networks, LLC consists exclusively of Series A Preferred Shares. If we convert such shares we will own 15% of Unity’s common stock. We believe that ownership of less than 20% leads to a presumption absent evidence to the contrary that we do not have the ability to exercise significant influence. Further, we do not have any intercompany transactions with Unity nor is Unity dependent on us for any matter. And although our President and CEO is one of five members of Unity’s board, he reports that he does not exert significant influence on policy-making because the other 4 Board members have years of experience at Unity and because 3 of those 4 Board members have full-time jobs actively managing Unity. Our President’s role is primarily to provide business counsel to Unity.

Acknowledgment

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures made in our filing.

•	Your staff’s comments or changes to our disclosures in response to such comments do not foreclose the Commission from taking any action with respect to the filings.

•	We may not assert your staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions please send them via fax to 617-423-4859 or by email to rcrist@zoom.com.

Respectfully,

/s/ Robert A. Crist

Robert A. Crist
VP Finance and CFO